SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                          Active Power, Inc.
               -----------------------------------------
                           (Name of Issuer)


                      Common Stock, $0.001 par value
               -----------------------------------------
                      (Title of Class of Securities)


                            00504W100
                -----------------------------------------
                            (CUSIP Number)


                          December 31, 2001
                -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 00504W100


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            771,669 Shares

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            771,669 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      771,669 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 00504W100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            212,309 Shares

      6     SHARED VOTING POWER

            771,669 Shares


      7     SOLE DISPOSITIVE POWER

            212,309 Shares


      8     SHARED DISPOSITIVE POWER

            771,669 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      983,978 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      2.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                  CUSIP No. 00504W100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            771,669 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            771,669 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      771,669 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                  CUSIP No. 00504W100

1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            771,669 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            771,669 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      771,669 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

      This Amendment No. 1 to Schedule 13G for Active Power, Inc., a Delaware corporation (the "Company"), amends a Schedule 13G, originally dated
December 31, 2000, with respect to the Common Stock, par value $0.001 per share (the "Shares"), of the Company beneficially owned by Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz and Mark Leschly, as follows below. This Amendment is filed to amend Items 2(a), 2(b), 2(c) 4 and 5, as of December 31, 2001, as contained in the statement on Schedule 13G as most recently amended.


     Item 1.  No amendment.


     Item 2.      Identity of Persons Filing.

     (a) This Statement is being filed by Rho Capital Partners, Inc. (formerly known as Rho Management Company, Inc., hereinafter "Rho"), a New York corporation and its shareholders Joshua Ruch, Habib Kairouz and Mark Leschly. Rho serves as investment advisor to a number of investment vehicles, and in such capacity may be deemed to exercise investment and voting control over Shares registered in the names of such vehicles. Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares reported by Rho herein. Joshua Ruch may be deemed additionally to exercise sole investment and voting authority over certain Shares.

     (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.

     Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

     Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

     Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      2(d)  Title of class of securities: Common Stock

      2(e)  CUSIP No.:   00504W100


      Item 3.  No amendment


      Item 4.  Ownership

      See cover page for each reporting person.

      As the ultimate holder of voting and investment authority over the Shares owned by its investment advisory clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 771,669 Shares reported hereby, constituting 1.9% of the Company's outstanding shares reported as of the reporting event date.

      As stockholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared control over the Shares reported for Rho. Accordingly, each of Messrs. Ruch, Kairouz and Leschly may be deemed to be the beneficial owner of the 771,669 Shares reported by Rho hereunder, constituting 1.9% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q. Additionally, Mr. Ruch exercises sole investment and voting control over certain other Shares not under management by Rho, over which he may be deemed to have sole beneficial ownership. Accordingly, Mr. Ruch may be deemed to be the beneficial owner of an aggregate of 983,978 Shares, constituting 2.4% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

      Other than Shares in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported by this Statement.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [X]


      Item 6. - 9.  No amendment


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002.


RHO CAPITAL PARTNERS, INC.

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President



JOSHUA RUCH

/s/ Joshua Ruch
--------------------------
Name: Joshua Ruch


HABIB KAIROUZ

/s/ Habib Kairouz
--------------------------
Name: Habib Kairouz


MARK LESCHLY

/s/ Mark Leschly
--------------------------
Name: Mark Leschly